UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D




                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               GOLF VENTURES, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                    38168202
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                                 (CUSIP Number)

                               WILLIAM W. CHANDLER
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                     CREDIT SUISSE FIRST BOSTON CORPORATION
                                11 MADISON AVENUE
                          NEW YORK, NEW YORK 10010-3629
                                 (212) 325-2911

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                DECEMBER 22, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                   -----------------------------
        CUSIP No. 38168202             13D               Page 2 of 4 Pages
--------------------------------                   -----------------------------

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |_| (b) |X|

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)  |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             17,460,182

                      ------ ---------------------------------------------------
      NUMBER OF       8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY
      OWNED BY        ------ ---------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               17,460,182
       PERSON
        WITH          ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        17,460,182

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12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) |_|

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        24.39%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        BK, HC, OO

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


     This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends Items 3 and 5 of the Schedule 13D, dated September 16, 1998 (the "Original Schedule 13D"), filed by the Reporting Person to reflect subsequent dispositions of Common Stock by the Reporting Person. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended by appending the following:

     On December 22, 1998, Golf Ventures, Inc. ("the Corporation") transferred to Credit Suisse First Boston Mortgage Capital, LLC, ("CSFBMC"), a wholly-owned subsidiary of CSFBC, 3,812,000 shares of Common Stock of the Corporation, which shares were subsequently transferred to CSFBC, in consideration of services and other good and valuable consideration provided pursuant to the letter agreement (the "September Letter Agreement") regarding a structuring advisory fee, dated as of September 3 1998, among CSFBMC, the Corporation and the subsidiaries of the Corporation named therein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(a) is amended by appending the following:

     As of December 31,1998, according to the Corporation, the Corporation had 71,577,442 shares of Common Stock outstanding. The Reporting Person is the beneficial owner of 17,460,182 shares of Common Stock, or 24.39% of the outstanding Common Stock.

     Item 5(b) is amended by appending the following:

     As of the date of this Amendment No. 1, the Reporting Person has the sole power to vote, or to direct the vote of, 17,460,182 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 17,460,182 shares of Common Stock.

     Item 5(c) is amended by appending the following:

     On December 22, 1998, the Reporting Person acquired 3,812,000 shares of Common Stock pursuant to the September Letter Agreement on which date the price of Common Stock closed at $ 0.75 per share.


                               Page 3 of 4 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  February 9, 1999

                                        CREDIT SUISSE FIRST BOSTON CORPORATION


                                        By: /s/ William M. Chandler
                                            -----------------------
                                            Name:  William M. Chandler
                                            Title:  Director


                               Page 4 of 4 Pages